NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09038726

Received SEC

MAR 11 2009

Washington, DC 20549

March 11, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Bruce A. Toth
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Re: Lear Corporation
Incoming letter dated January 9, 2009

Dear Mr. Toth:

This is in response to your letters dated January 9, 2009 and March 4, 2009 concerning the shareholder proposal submitted to Lear by John Chevedden. We also have received letters from the proponent dated December 1, 2008, January 14, 2009, February 18, 2009, March 2, 2009 and March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lear Corporation
Incoming letter dated January 9, 2009

The proposal relates to simple majority voting.

There appears to be some basis for your view that Lear may exclude the proposal under rule 14a-8(e)(2) because Lear received it after the deadline for submitting proposals. We note in particular your representation that Lear received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Lear omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Lear Corp. (LEA)
Rule 14a-8 Proposal: Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

A rule 14a-8 Adopt Simple Majority Vote proposal was sent by email to Terrence Larkin <TLarkin@lear.com> and Laurie Harlow <LHarlow@lear.com> on July 17, 2008. This proposal will be forwarded exactly as sent on July 17, 2008 by email as 2 of 2 of the heading of this email message.

Prior to July 17, 2008 Ms. Laurie Harlow sent me an email with her following contact information which includes the same email address as above:

Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

On August 21, 2008 Mr. Terrence Larkin replied to me from his same email address as above claming that he did not receive the rule 14a-8 proposal. After a broker letter was sent to Mr. Larkin at the same email address as above he again claimed on December 1, 2008 that the company did not receive the July 17, 2008 proposal.

For the above reasons the company must include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through at least one email address at company headquarters.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

Date July 17, 2008

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  - Mr. Intrieri (zero)
  - Mr. Mallett
  - Mr. Fry
  - Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
  - Mr. McCurdy
  - Mr. Wallman
  - Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)
2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Lear Corp. (LEA)
Rule 14a-8 Proposal by John Chevedden
Simple Majority Vote

Ladies and Gentlemen:

This responds to the January 9, 2009 no action request.

This rule 14a-8 Adopt Simple Majority Vote proposal was submitted by email to
Terrence Larkin <TLarkin@lear.com> and
Laurie Harlow <LHarlow@lear.com>
on July 17, 2008. This proposal will be forwarded today by email to "shareholderproposals@sec.gov" <shareholderproposals@sec.gov> exactly as it was submitted on July 17, 2008 under today's heading of:
 # 2 Lear Corp. (LEA) – Rule 14a-8 Proposal by John Chevedden (2 of 2)

Prior to July 17, 2008 Ms. Laurie Harlow sent me an email with her following contact information which includes the same email address as above:
Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

On August 21, 2008 Mr. Terrence Larkin replied to me from his same email address as above claming that he did not receive the rule 14a-8 proposal. After a broker letter was sent to Mr. Larkin at the same email address as above Mr. Larkin again claimed on December 1, 2008 that the company did not receive the July 17, 2008 proposal.

If the company in fact did not receive the July 17, 2008 rule 14a-8 email submittal, why does it go to great length to claim that if it had – it purportedly would not count.

For the above reasons the company should include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through at least one active email address at company headquarters used before and after the July 17, 2008 submittal.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M 07 16***

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

July 17, 2008
Date

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
    1) Cumulative voting.
    2) Call a special meeting.
    3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
    Mr. Intrieri (zero)
    Mr. Mallett
    Mr. Fry
    Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
    Mr. McCurdy
    Mr. Wallman
    Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)

2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Lear Corp. (LEA)
Rule 14a-8 Proposal by John Chevedden
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 9, 2009 no action request.

The motive for the company to deny it actually received the July 17, 2008 rule 14a-8 proposal is that due to the rapidly declining stock price, a proposal submitted by this proponent after approximately July 2008 would not have met the $2000 stock ownership threshold.

The company should include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through one or two active email addresses at company headquarters in use before and after the July 17, 2008 submittal.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Lear Corp. (LEA)
Rule 14a-8 Proposal by John Chevedden
Simple Majority Vote

Ladies and Gentlemen:

This further responds to the January 9, 2009 no action request to supplement the text of the January 14, 2009 proponent letter with the attached precedent of Fifth Third Bancorp (January 2, 2009). The key text in this Staff Reply Letter is:
"We note in particular the proponent's representation that it sent the proposal to a facsimile number that the company had confirmed. Accordingly, we do not believe that Fifth Third Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2)."

Attached also is the July 18, 2007 email from "Harlow, Laurie" <LHarlow@lear.com> which indicates an email address "that the company had confirmed" to which the rule 14a-8 proposal was emailed to on July 17, 2008.

This continues with the text of the January 14, 2009 proponent letter:
This rule 14a-8 Adopt Simple Majority Vote proposal was submitted by email to
Terrence Larkin <TLarkin@lear.com> and
Laurie Harlow <LHarlow@lear.com>
on July 17, 2008. This proposal will be forwarded today by email to "shareholderproposals@sec.gov" <shareholderproposals@sec.gov> exactly as it was submitted on July 17, 2008 under today's heading of:
 # 2 Lear Corp. (LEA) – Rule 14a-8 Proposal by John Chevedden (2 of 2)

Prior to July 17, 2008 Ms. Laurie Harlow sent me an email with her following contact information which includes the same email address as above:
Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

On August 21, 2008 Mr. Terrence Larkin replied to me from his same email address as above claming that he did not receive the rule 14a-8 proposal. After a broker letter was sent to Mr.

'Larkin at the same email address as above Mr. Larkin again claimed on December 1, 2008 that the company did not receive the July 17, 2008 proposal.

If the company in fact did not receive the July 17, 2008 rule 14a-8 email submittal, why does it go to great length to claim that if it had – it purportedly would not count.

For the above reasons the company should include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through at least one active email address at company headquarters used before and after the July 17, 2008 submittal.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

January 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fifth Third Bancorp
Incoming letter dated December 15, 2008

The proposal relates to a report.

We are unable to concur in your view that Fifth Third Bancorp may exclude the proposal under rule 14a-8(e)(2). We note in particular the proponent's representation that it sent the proposal to a facsimile number that the company had confirmed. Accordingly, we do not believe that Fifth Third Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Damon Colbert
Attorney-Adviser

------ Forwarded Message
From: "Harlow, Laurie" <LHarlow@lear.com>
Date: Wed, 18 Jul 2007 11:31:12 -0400
To: olmsted ***FISMA & OMB Memorandum M-07-16***
Conversation: Lear (LEA)
Subject: RE: Lear (LEA)

Mr. Chevedden - I cannot be sure that emails are received. Please send all communication addressed to me at the below address:

Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Regards,

Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

-----Original Message-----
From: olmsted [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, July 16, 2007 4:01 PM
To: Harlow, Laurie
Subject: Lear (LEA)

Did these proposals pass. Thank you.
John Chevedden

4. Approve an amendment to the Lear Corporation Amended and Restated Certificate of Incorporation to provide for the annual election of directors.
6. Stockholder proposal requesting a majority vote standard in the election of directors.

****

** LEGAL DISCLAIMER **

****

This E-mail message and any attachments may contain legally privileged, confidential or proprietary information. If you are not the intended recipient(s), or the employee or agent responsible for delivery of this message to the intended recipient(s), you are hereby notified that any dissemination, distribution or copying of this E-mail message is strictly prohibited. If you have received this message in error, please immediately notify the sender and delete this E-mail message from your computer.

------ Forwarded Message
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 17 Jul 2008 14:33:51 -0800
To: Terrence Larkin <TLarkin@lear.com>, Laurie Harlow <LHarlow@lear.com>
Conversation: Rule 14a-8 Proposal (LEA)
Subject: Rule 14a-8 Proposal (LEA)

Please see the attachment.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiencv of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

July 17, 2008
Date

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  Mr. Intrieri (zero)
  Mr. Mallett
  Mr. Fry
  Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
  Mr. McCurdy
  Mr. Wallman
  Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)

2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

99 GRESHAM STREET
LONDON EC2V 7NQ

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

25 AVENUE MARCEAU
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1700 K STREET, N.W.
WASHINGTON, D.C. 20006-3817

BRUCE A. TOTH
(312) 558-5723
btoth@winston.com

March 4, 2009

VIA E-MAIL AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lear Corporation; Commission File No. 1-11311
Exclusion of Stockholder Proposal Pursuant to Rule 14a-8(e)(2);
Supplement to Letter, dated January 9, 2009

Ladies and Gentlemen:

Our firm serves as counsel for Lear Corporation, a Delaware corporation ("Lear"). This letter is in response to the letter sent by Mr. John Chevedden (the "Proponent") on March 2, 2009 (the "Proponent Letter"), and supplements the initial no action request letter from Lear, dated January 9, 2009 (the "Initial No Action Request"), pursuant to which Lear requested that the staff of the Division of Corporation Finance (the "Staff") concur with Lear's view that the Proposal may be properly excluded from Lear's proxy materials for its 2009 annual meeting of stockholders (the "2009 Proxy Materials").

In the Proponent Letter, the Proponent cites the no action letter, *Fifth Third Bancorp*, dated January 2, 2009, in which the Staff was unable to conclude that Fifth Third Bancorp could exclude a stockholder proposal from its proxy materials. In *Fifth Third Bancorp*, the company argued that it received the proponent's proposal one day after its deadline for receipt of stockholder proposals because the facsimile number that the proponent used to deliver its proposal on the day of the deadline corresponded to a facsimile machine located in a different building from the officer who would typically receive stockholder proposals for the company. The proponent, however, represented to the Staff that prior to sending the stockholder proposal to the company, it had confirmed the facsimile number by calling the main phone line at the company's executive offices. In its determination, the Staff particularly noted that the company had confirmed the facsimile number to which the proponent sent the stockholder proposal. Additionally, in that matter, Fifth Third Bancorp was able to actually locate the proposal that the proponent had sent to the company at its executive offices.

proponent in that case sent on the day of the deadline for receiving stockholder proposals. In contrast, Lear has no record of actually receiving the Proposal until December 1, 2008. As described in the Initial No Action Request, despite claims by the Proponent that he sent the Proposal to Lear on July 17, 2008, after a thorough investigation, Lear was unable to find any evidence that its e-mail system actually received the Proposal from the Proponent prior to December 1, 2008, fifteen days after the November 16, 2008 deadline for receiving stockholder proposals. Lear does not dispute that the e-mail addresses used by the Proponent are valid e-mail addresses, but rather, Lear represents that it, in fact, never received the Proposal prior to the Proponent's correspondence on December 1, 2008. The precedent and Staff guidance cited in the Initial No Action Request are clear that a stockholder must submit its proposal by a means that allows such proponent to prove the date of delivery thereof. Without such proof from the Proponent and in light of Lear's good faith effort to locate any e-mail correspondence from the Proponent containing the Proposal prior to December 1, 2008, Lear respectfully asserts that it did not receive the Proposal prior to the November 16, 2008 deadline for receiving stockholder proposals.

Second, although the Proponent argues that the facts in *Fifth Third Bancorp* are similar because the e-mail addresses he used to allegedly send the Proposal were confirmed by Lear, the Initial No Action Request clearly sets forth that Ms. Wendy L. Foss, Vice President, Corporate Comptroller and Chief Compliance Officer, and Ms. Laurie L. Harlow, Assistant Corporate Secretary, on separate occasions, requested in writing that the Proponent communicate by telephone or by writing to Lear's corporate headquarters because of concerns that e-mails sent to them would not be received. Thus, the Proponent had notice that e-mail correspondence could be unreliable, and Lear also provided instructions to him regarding the most reliable method to communicate regarding stockholder concerns and annual meeting matters. Moreover, in this case, although the e-mail addresses the Proponent has indicated that he used in his alleged July 17, 2008 e-mail to Lear appear to be accurate, Lear has no record of actually receiving the Proposal until after the November 16, 2008 deadline had passed.

Lastly, unlike in *Fifth Third Bancorp*, as described in the Initial No Action Request, the Proponent had actual notice from Mr. Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary, on August 21, 2008, that Lear had not received the Proposal. After receiving this notice from Mr. Larkin nearly three months prior to the November 16, 2008 deadline, the Proponent took no action to re-send the Proposal or otherwise contact Lear regarding the Proposal until after such deadline had passed.

Given (i) that Lear, after good faith investigation, was unable to find any record that its e-mail system received the Proposal until December 1, 2008; (ii) that the Proponent had notice that communication by e-mail to Lear could be unreliable; (iii) that the Proponent had actual notice from Lear that it had not received the Proposal nearly three months prior to the November 16, 2008 deadline and took no action to re-send the Proposal or otherwise contact Lear regarding the Proposal until after such deadline had passed; and (iv) for the reasons cited in the Prior No Action Request, we respectfully request that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if Lear excludes the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(e)(2) (proposal not submitted by reasonably determined deadline).

If the Staff disagrees with the conclusions in this letter and the Prior No Action Request regarding the exclusion of the Proposal and related supporting statement, or if any additional submissions are desired in support of the positions set forth above, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (312) 558-5723.

Please acknowledge receipt of this letter and its enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Bruce A. Toth

Bruce A. Toth

cc: Mr. John Chevedden, Proposal Proponent (via e-mail and Federal Express)

Mr. Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary of Lear Corporation

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 4, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Lear Corp. (LEA)
Rule 14a-8 Proposal by John Chevedden (1 of 2)
Simple Majority Vote

Ladies and Gentlemen:

This responds to the March 4, 2009 supplement.

In two places the company March 4, 2009 supplement states, "Lear has no record of actually receiving the proposal until December 1, 2009." This means that the company could have had record of "receiving the proposal" which conveniently no longer exists.

The company does not explain any special circumstance for company email to be "unreliable" or for company email to be more "unreliable" than the email of a proponent who is not backed up by a corporate staff. Dozens of companies are forwarding time-sensitive 2009 rule 14a-8 management position statements to proponents by email only.

The March 4, 2009 supplement insists that the proponent should have taken the black-hole step of forwarding a proposal copy after the company stock had taken a steep decline making the proponent's stock worth less than $2000 – which the company could then conveniently claim as its first receipt of the proposal.

This rule 14a-8 Adopt Simple Majority Vote proposal was submitted by email to
Terrence Larkin <TLarkin@lear.com> and
Laurie Harlow <LHarlow@lear.com>
on July 17, 2008. This proposal will be forwarded today by email to "shareholderproposals@sec.gov" <shareholderproposals@sec.gov> exactly as it was submitted on July 17, 2008 under today's heading of:
 # 5 Lear Corp. (LEA) – Rule 14a-8 Proposal by John Chevedden (2 of 2)

For the these reasons the company should include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through at least one active email address at company headquarters used before and after the July 17, 2008 submittal.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

July 17, 2008
Date

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  Mr. Intrieri (zero)
  Mr. Mallett
  Mr. Fry
  Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
  Mr. McCurdy
  Mr. Wallman
  Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)

2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

WINSTON & STRAWN LLP

214 NORTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28202-1078

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

99 GRESHAM STREET
LONDON EC2V 7NG3

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

4 STASOVOY ULITSA
119071 MOSCOW, RUSSIAN FEDERATION

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

ONE RIVERFRONT PLAZA
NEWARK, NEW JERSEY 07102-5401

25, AVENUE MARCEAU
CS 31621
75773 PARIS CEDEX 16

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5802

1700 K STREET, N.W.
WASHINGTON, D.C. 20006-3817

January 9, 2009

VIA E-MAIL AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lear Corporation; Commission File No. 1-11311
Exclusion of Stockholder Proposals Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

Our firm serves as counsel for Lear Corporation, a Delaware corporation (the "Company"). The Company presently intends to files its definitive 2009 proxy statement and form of proxy on or about March 31, 2009 (the "2009 Proxy Materials") and expects to post on the internet and/or mail the 2009 Proxy Materials to its stockholders as soon as possible thereafter. The Company's annual meeting (the "2009 Annual Meeting") will be held on May 21, 2009. In connection therewith, pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of the Company to the staff of the Division of Corporation Finance (the "Staff"), seeking to exclude a stockholder proposal and supporting statement regarding the adoption of a simple majority vote standard in the Company's charter and bylaws (together, the "Proposal") received from Mr. John Chevedden (the "Proponent") for the reasons set out below. A copy of the Proposal is attached hereto as Exhibit A.

Subject to the Staff's response, the Company intends to exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Company did not receive the Proposal by the Company's properly determined deadline for submitting stockholder proposals. We hereby respectfully request the Staff's concurrence that the Company may exclude the Proposal pursuant to Rule 14a-8(e)(2).

As required by Rule 14a-8(j) of the Exchange Act, six copies of this letter are enclosed herein, together with all attachments. Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company has not provided to the Proponent the fourteen day notice and opportunity to cure under Rule 14a-8(f)(1) of the Exchange Act. Rule 14a-8(f)(1) provides that a company is not required to provide a stockholder with notice of a deficiency in his proposal "if the deficiency cannot be remedied, such as if [the stockholder] fails to submit a proposal by the company's properly determined deadline."

Accordingly, the Company, instead, is notifying the Proponent of its intention to exclude the Proposal from its 2009 Proxy Materials by copy of this letter to the Proponent in accordance with Rule 14a-8(j).

I. Background

Under Rule 14a-8(e)(2) of the Exchange Act, a stockholder proposal submitted with respect to a company's regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." Under Rule 14a-8(e)(2), a meeting is regularly scheduled if it has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company's 2008 annual meeting of stockholders was held on May 8, 2008 (the "2008 Annual Meeting"). The 2009 Annual Meeting is scheduled to be held on May 21, 2009, which is within 30 days of the date of the 2008 Annual Meeting. Accordingly, the deadline set forth in the Company's 2008 Proxy Statement (the "2008 Proxy Statement") for a regularly scheduled annual meeting applies to stockholder proposals for the 2009 Annual Meeting. In accordance with Rule 14a-5(e) of the Exchange Act, the Company disclosed in the 2008 Proxy Statement such deadline for receipt of stockholder proposals for its 2009 Annual Meeting, as well as the address for submitting those proposals. Specifically, the 2008 Proxy Statement states under the heading "Stockholder Proposals for 2009 Annual Meeting of Stockholders":

> Stockholders who intend to present proposals at the Annual Meeting of Stockholders in 2009 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must send notice of their proposal to us so that we receive it no later than November 16, 2008. Stockholders who intend to present proposals at the Annual Meeting of Stockholders in 2009 other than pursuant to Rule 14a-8 must comply with the notice provisions in our by-laws. The notice provisions in our by-laws require that, for a proposal to be properly brought before the Annual Meeting of Stockholders in 2009, proper notice of the proposal must be received by us not less than 120 days or more than 150 days prior to the first anniversary of the mailing date of this proxy statement. Stockholder proposals should be addressed to Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033, Attention: Corporate Secretary.

The Company first received the Proposal on December 1, 2008, fifteen days after the deadline for stockholder proposal submissions had passed. The Proposal was submitted by an e-mail to the Staff on which two Company officers, Mr. Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary of the Company, and Ms. Laurie M. Harlow, Assistant Corporate Secretary of the Company, were copied (the "Proponent December E-mail"), stating that the Proponent had e-mailed the Proposal to the Company on July 17, 2008. A copy of the Proponent December E-mail is attached as Exhibit B. Although the Proponent states the Proposal was e-mailed to the Company on July 17, 2008 ("Proponent Alleged July E-mail"), the Company had not received it by e-mail, facsimile, mail or otherwise prior to the Proponent December E-mail.

In the interest of clarity, this paragraph sets forth a brief chronology of events leading up to the Proponent December E-mail. On June 28, 2007 and July 18, 2007 respectively, Ms. Wendy L. Foss, Vice President, Corporate Comptroller, and Chief Compliance Officer of the Company, and Ms. Harlow, received e-mails from the Proponent relating to matters regarding the 2007 annual meeting of stockholders of the Company. Ms. Foss and Ms. Harlow replied by e-mail on June 28, 2007 and July 18, 2007, respectively, informing the Proponent that they could not be certain that e-mails sent to them would be received, and they each requested that future communications be carried out by telephone or written correspondence sent to them at Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033. Copies of these e-mails are attached hereto as Exhibit C. On August 21, 2008, Mr. Larkin, received an e-mail from the Proponent requesting confirmation of the Company's receipt of a stockholder proposal which the Proponent claimed to have e-mailed to Mr. Larkin and Ms. Harlow on July 17, 2008 (the "Proponent August E-mail"). Mr. Larkin replied by e-mail on August 21, 2008 that the Company had no record of receiving the July 17, 2008 e-mail from the Proponent and requested that the Proponent direct the proposal to Mr. Larkin (the "Company August E-mail"). A copy of this e-mail exchange is attached hereto as Exhibit D. Neither Mr. Larkin nor any other officer of the Company received a response from the Proponent, and the deadline to submit stockholder proposals for the 2009 Annual Meeting passed on November 16, 2008 with no further communications between the Proponent and the Company. On November 24, 2008, Mr. Larkin received another e-mail from the Proponent containing a broker letter attesting to the fact that the Proponent is the holder of the number of shares of the Company required to submit a stockholder proposal pursuant to Rule 14a-8(b)(2)(i). A copy of this e-mail is attached hereto as Exhibit E. Mr. Larkin replied to the Proponent on December 1, 2008 with a letter sent by e-mail and Federal Express informing the Proponent that the Company had not received a stockholder proposal from him as of the date of the letter and that because the deadline for submissions had passed, no stockholder proposal by the Proponent would be included in the 2009 Proxy Materials. A copy of this letter is attached hereto as Exhibit F. The Proponent then responded to the Company by sending the Proponent December E-mail, which included the Proposal and represented the first time the Company had received the Proposal.

II. Analysis

A. The Company did not receive the Proposal by the deadline for stockholder proposals, and the Proponent has failed to produce evidence of receipt of the Proposal by the Company.

Neither the Company, nor the individuals at the Company to whom the Proposal was allegedly sent, has any record of receiving the Proposal prior to December 1, 2008, despite claims by the Proponent that he sent the Proposal to the Company by e-mail on July 17, 2008. Following the Proponent December E-mail, the Company's Information Technology Department conducted a search of the Company e-mail system and confirmed that the Company's e-mail system did not receive an e-mail from the Proponent regarding a stockholder proposal on July 17, 2008 or any time thereafter, other than the Proponent August E-mail and Proponent December E-mail.

In addition, the Proponent has not produced evidence that the Proposal was received by the Company prior to the deadline. Rule 14a-8(e)(1) of the Exchange Act provides that "in order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." Further, Staff Legal Bulletin No. 14 (July 13, 2001) (the "Legal Bulletin") provides that stockholders should submit a proposal "by a means that allows the stockholder to demonstrate the date the proposal was *received* at the company's principal executive offices" (emphasis added). Although the Proponent claims he sent the Proposal to the Company by e-mail in the Proponent Alleged July E-mail, he has not provided any proof or documentation that the Proposal was received by the Company on July 17, 2008 or at any time thereafter as required by Rule 14a-8(e)(1), the Legal Bulletin, and prior no action letters. *See, e.g.*, Alcoa Inc. (February 25, 2008) and DTE Energy Company (March 24, 2008). Furthermore, the Company provided notice to the Proponent that the Company had not received the Proposal as of August 21, 2008 pursuant to the Company August E-mail, but the Proponent did not respond or attempt to confirm receipt by the Company until after the deadline for submitting stockholder proposals had passed.

In prior no action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8 and has consistently taken the position that it would not recommend enforcement action where registrants have proposed to omit untimely stockholder proposals from their proxy materials. *See, e.g.*, Eastman Kodak Company (February 19, 1992); Unocal Corporation (March 18, 1996); Alcoa Inc. (February 25, 2008); DTE Energy Company (March 24, 2008). In each of the cited no-action request letters, a proponent submitted a stockholder proposal by facsimile or mail before the company's deadline for submission, but the proposal was not received by the company prior to the deadline. In each case, the proponent could not prove that the company had received the proposal at its principal executive offices. The Company's situation is analogous to that of the companies in the cited letters in that the proposals were allegedly sent by means which did not automatically provide conclusive proof of receipt by such companies, and in each case the proponent stockholders could not provide documentation or otherwise prove that the companies had actually received their proposals. Therefore, as in the matters cited above, we respectfully propose that the Company may exclude the Proposal because the Proponent allegedly initially sent the Proposal by e-mail without a return receipt or other mechanism for proving delivery, and furthermore, he subsequently has not provided any evidence that the Proposal was received by the Company prior to the November 16, 2008 deadline.

B. The Proponent had notice that the Company had not received the Proposal.

The Proponent was notified that the Company had not received the Proposal as of August 21, 2008, when Mr. Larkin sent the Company August E-mail to the Proponent. The

Proponent, however, elected not to confirm delivery of his Proposal or deliver it by alternative means that provided proof of receipt. Rule 14a-8(e)(1) of the Exchange Act and the Legal Bulletin each direct stockholders to obtain proof that their proposals are received at the principal executive offices of the subject company. The Proponent lacks proof that his Proposal was received at the Company's principal executive offices on July 17, 2008 or anytime before the deadline for receiving stockholder proposals. Furthermore, in the Company August E-mail the Company expressly indicated to the Proponent that the Company had not received any proposal and specifically requested that the Proponent direct his proposal to Mr. Larkin. The Company August E-mail was sent to the Proponent more than two months before the deadline to submit stockholder proposals, and the Proponent acknowledged receiving it in the Proponent December E-mail to the Staff. Such notice afforded the Proponent ample time to send the Proposal to the Company and confirm receipt thereof prior to the November 16, 2008 deadline.

In prior no action letters, the Staff has concurred with the exclusion of untimely shareholder proposals even in circumstances where the Proponent did not have notice that the proposal was not received by the company. *See, e.g.*, Eastman Kodak Company (February 19, 1992); Unocal Corporation (March 18, 1996); Alcoa Inc. (February 25, 2008); DTE Energy Company (March 24, 2008). In the Company's case, the Proponent not only cannot prove receipt by the Company, but he had received actual notice more than two months prior to the deadline that the Company had not received the Proposal. The Proponent, however, chose not to resubmit it or otherwise follow up with the Company before the deadline passed. In each of the situations cited above, despite the applicable stockholder having no notice of non-receipt by the applicable company, the Staff, nevertheless, concluded that the stockholder proposals could be excluded from the companies' proxy materials because the stockholders could not prove that their proposals were received in a timely manner by the companies. The facts in this case provide even greater support for excluding the Proposal because the Proponent had actual notice of non-receipt by the Company but did not act to cure the deficiency.

C. The Proponent had notice that e-mail was not an acceptable form of correspondence with the Company.

In addition to the reasons cited above, the Proponent had notice that e-mail was not an acceptable form of correspondence with the Company, but nevertheless did not submit the Proposal by the means specified by the Company, which it had determined were most reliable. Rule 14a-8(e) of the Exchange Act directs stockholders to consult the company's prior proxy statement for information regarding stockholder proposals. The Legal Bulletin further advises stockholder proponents to consult the Company's proxy statement to determine the proper place to send a stockholder proposal. As indicated above, the Company's 2008 Proxy Materials contain clear mailing information with respect to stockholder proposals and no e-mail address is provided in such materials. The Staff has advised stockholder proponents, in those instances where additional contact information, such as a facsimile number, is not provided for submitting proposals, to contact the company to obtain the correct information. *See* Staff Legal Bulletin No. 14C (June 28, 2005). Although the e-mail addresses of the Company's officers contained in the Proponent Alleged July E-mail forwarded to Mr. Larkin by the Proponent on December 1, 2008 appear to be accurate e-mail addresses, such officers did not receive the Proposal prior to the Proponent December E-mail, and the Proponent did not contact the Company to obtain contact information or confirm receipt of the Proposal, other than the Proponent August E-mail to which the Company responded that it had not received the Proposal. Furthermore, in this case, the officers of the Company informed the Proponent on two occasions, more than a year before he allegedly e-mailed the Proposal to the Company, that (i) e-mail is not an acceptable means of communication about stockholder concerns and annual meeting matters because it is unreliable and (ii) he should send correspondence to the Company by mail at its principal executive office. The Proponent was on notice that e-mail was not a reliable method of communication with the Company regarding stockholder proposals, yet he failed to take action to deliver the Proposal to the Company through a more reliable method in accordance with the Company's instructions. As a result, the Company asserts that the Proponent willingly assumed the risk that the Company might not receive the Proposal.

Additionally, the Proponent has submitted numerous stockholder proposals, many of which were received late by companies and excluded with SEC concurrence. *See, e.g.*, Alcoa Inc. (February 25, 2008); DTE Energy Company (March 24, 2008); 99[cents] Only Stores (April 24, 2002). Given such experience and the fact that (i) the instruction regarding stockholder proposals contained in the 2008 Proxy Statement did not include an e-mail address; (ii) the Proponent had been expressly notified not to use e-mail to communicate regarding such matters; and (iii) Mr. Larkin had notified the Proponent that the Company had not received the Proposal as of August 21, 2008, the Proponent should have used a Company-approved method to submit his Proposal and confirmed receipt thereof. The Proponent has participated in the stockholder proposal process many times, and, as a result of this experience, can reasonably be expected to (i) comply with the Company's explicit instructions contained in both the 2008 Proxy Materials and the e-mail exchanges with Ms. Foss and Ms. Harlow; and (ii) contact the Corporate Secretary at the telephone number or address provided on the Company August E-mail to submit the Proposal following explicit notice that the Company had not received the Proposal.

III. Conclusion

For the reasons cited above, we respectfully request that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials for the 2009 Annual Meeting in reliance on Rule 14a-8(e)(2) (proposal not submitted by reasonably determined deadline).

If the Staff disagrees with the conclusions in this letter regarding the exclusion of the Proposal and related supporting statement, or if any additional submissions are desired in support of the positions set forth above, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (312) 558-5723.

Please acknowledge receipt of this letter and its enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Bruce A. Toth

cc: Mr. John Chevedden, Proposal Proponent (w/encl.) (via e-mail and Federal Express)

Mr. Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary of Lear Corporation (w/encl.)

<u>Exhibit A</u>
<u>Stockholder Proposal</u>

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

July 17, 2008
Date

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]
3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  Mr. Intrieri (zero)
  Mr. Mallett
  Mr. Fry
  Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
  Mr. McCurdy
  Mr. Wallman
  Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)

2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:

FISMA & OMB Memorandum M-07-16 sponsored this proposal.

Exhibit B
Proponent December E-mail Correspondence

See attached.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 01, 2008 11:20 PM
To: shareholderproposals@sec.gov
Cc: Larkin, Terrence; Harlow, Laurie
Subject: # 1 Lear Corp. (LEA) Rule 14a-8 Proposal: Adopt Simple Majority Vote (1 of 2)

Attachments: CCE00009.pdf

Please see the attachment.
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Lear Corp. (LEA)
Rule 14a-8 Proposal: Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

A rule 14a-8 Adopt Simple Majority Vote proposal was sent by email to Terrence Larkin <TLarkin@lear.com> and Laurie Harlow <LHarlow@lear.com> on July 17, 2008. This proposal will be forwarded exactly as sent on July 17, 2008 by email as 2 of 2 of the heading of this email message.

Prior to July 17, 2008 Ms. Laurie Harlow sent me an email with her following contact information which includes the same email address as above:

Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

On August 21, 2008 Mr. Terrence Larkin replied to me from his same email address as above claming that he did not receive the rule 14a-8 proposal. After a broker letter was sent to Mr. Larkin at the same email address as above he again claimed on December 1, 2008 that the company did not receive the July 17, 2008 proposal.

For the above reasons the company must include the rule 14a-8 proposal in its 2009 definitive proxy because the company clearly and timely received the rule 14a-8 proposal through at least one email address at company headquarters.

Sincerely,

John Chevedden

cc:
Terrence Larkin <TLarkin@lear.com>
Laurie Harlow <LHarlow@lear.com>

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 01, 2008 11:23 PM
To: shareholderproposals@sec.gov
Cc: Larkin, Terrence; Harlow, Laurie
Subject: # 1 Lear Corp. (LEA) Rule 14a-8 Proposal: Adopt Simple Majority Vote (2 of 2)

Attachments: CCE00000.pdf

------ Forwarded Message
From: olmsted***FISMA & OMB Memorandum M-07-16***
Date: Thu, 17 Jul 2008 14:33:51 -0800
To: Terrence Larkin <TLarkin@lear.com>, Laurie Harlow <LHarlow@lear.com>
Conversation: Rule 14a-8 Proposal (LEA)
Subject: Rule 14a-8 Proposal (LEA)

Please see the attachment.

------ End of Forwarded Message

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

July 17, 2008
Date

cc: Terrence Larkin <TLarkin@lear.com>
Corporate Secretary
Laurie Harlow <LHarlow@lear.com>
Assistant Corporate Secretary

[LEA: Rule 14a-8 Proposal, July 17, 2008]
3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won greater than 51%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting and the adoption of a proposal upon its first attainment of greater than 51%-support.

John Chevedden said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007/2008 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and also Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  Mr. Intrieri (zero)
  Mr. Mallett
  Mr. Fry
  Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- These directors received significant withheld votes of 16% to 20% in 2007:
  Mr. McCurdy
  Mr. Wallman
  Mr. Parrott
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
- Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.

• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman Ariba, Inc. (ARBA)

2) Mr. Intrieri American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there are a number of opportunities for improvement and reinforces the reason to encourage our board to respond positively to this one improvement:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Exhibit C
E-mail Correspondence dated June 28, 2007 and July 18, 2007

See attached.

Harlow, Laurie

From: Foss, Wendy
Sent: Thursday, June 28, 2007 5:41 PM
To: 'olmsted'
Cc: 'Nemeth, Elizabeth'; Harlow, Laurie
Subject: RE: Lear (LEA) Ballot Confusing Sequence

Mr. Chevedden,

I cannot be sure that emails are received. If you would like to discuss this in the future, please call me or write at the address below.

Regards,

Wendy Foss
Vice President, Finance & Administration
and Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
Phone: (248) 447-1611
Cell: ***FISMA & OMB Memorandum M-07-16***
Fax: (248) 447-4408
Email: wfoss@lear.com

From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, June 21, 2007 2:28 PM
To: Foss, Wendy
Cc: Ninivaggi, Daniel, A; Nemeth, Elizabeth; Harlow, Laurie; CFLETTERS@SEC.GOV
Subject: Lear (LEA) Ballot Confusing Sequence

Please forward a material response regarding the reason for the confusing and odd sequence on the annual meeting ballot attachment:
3
1
2
4
5
6
7
In other words why would a competent company construct a ballot in this order:
3
1
2
4
5
6
7

Is any correct action being taken.
Can the voting results be relied upon based on such a confusing ballot.
Sincerely,
John Chevedden
cc:
"CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>

Harlow, Laurie

From: Harlow, Laurie
Sent: Wednesday, July 18, 2007 11:31 AM
To: 'olmsted'
Subject: RE: Lear (LEA)

Mr. Chevedden - I cannot be sure that emails are received. Please send all communication addressed to me at the below address:

Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Regards,

Laurie M. Harlow
Assistant Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
Direct: (248) 447-5371
Fax: (248) 447-1809
Email: lharlow@lear.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Monday, July 16, 2007 4:01 PM
To: Harlow, Laurie
Subject: Lear (LEA)

Did these proposals pass. Thank you.
John Chevedden

4. Approve an amendment to the Lear Corporation Amended and Restated Certificate of Incorporation to provide for the annual election of
directors.
6. Stockholder proposal requesting a majority vote standard in the election of directors.

Exhibit D
Company August E-mail Correspondence

See attached.

Hulett, Janice

From: Larkin, Terrence
Sent: Thursday, August 21, 2008 6:31 PM
To: olmsted
Cc: Harlow, Laurie
Subject: RE: Rule 14a-8 Proposal (LEA)

Dear Mr. Chevedden,

I received your email message below. We have no record of having received a Rule 14a-8 proposal from you on or about July 17, 2008. If you would like to make a Rule 14a-8 proposal, kindly direct your proposal to my attention. My contact information is listed below. Thank you.

Terrence B. Larkin
Senior VP, General Counsel & Corporate Secretary Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Phone: 248-447-5123
Fax: 248-447-5126
E-mail: tlarkin@lear.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, August 21, 2008 12:35 AM
To: Larkin, Terrence
Cc: Harlow, Laurie
Subject: Rule 14a-8 Proposal (LEA)

Mr. Larkin, Please confirm this week that the July 17, 2008 rule 14a-8 proposal was received.
Sincerely,
John Chevedden

Exhibit E.
Proponent E-mail dated November 24, 2008

See attached.

From: olmsted ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 24, 2008 10:02 AM
To: Larkin, Terrence
Cc: Harlow, Laurie
Subject: Rule 14a-8 Broker Letter (LEA) SMV

Attachments: CCE00000.pdf

Mr. Larkin,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 24, 2008

John R. Chevedden
Via Facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), Lear Corp. (LEA) and Ford Motor Company (F).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of Allegheny Energy, Inc., 100.000 shares of Lear Corp., and 600.000 shares of Ford Motor Company since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W023151-21NOV08

Exhibit F
Company December 1, 2008 Letter to Proponent

See attached.

LEAR CORPORATION

Lear Corporation

21557 Telegraph Road
Southfield, MI 48033
USA

Phone (248) 447-5123
Fax (248) 447-5126

Terrence B. Larkin
Senior Vice President,
General Counsel and
Corporate Secretary

December 1, 2008

***VIA EMAIL @ olmsted7p@earthlink.net
AND FEDERAL EXPRESS***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal Regarding Lear Corporation

Dear Mr. Chevedden:

Lear Corporation ("Lear") has received your email message dated November 24, 2008 pursuant to which you provided a broker letter setting forth your ownership of shares of Lear common stock since July 1, 2006. As of the date hereof, however, Lear has not received a stockholder proposal from you.

As set forth in Lear's Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on March 17, 2008, the deadline for receiving any stockholder proposals for inclusion in the proxy statement for Lear's 2009 annual meeting of stockholders (the "2009 Proxy Statement") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), was November 16, 2008 (the "Proposal Deadline"). As noted above, Lear did not receive a stockholder proposal from you prior to the Proposal Deadline. Furthermore, I previously provided you with notice on behalf of Lear that Lear has no record of receiving a stockholder proposal from you for inclusion in the 2009 Proxy Statement. Pursuant to an email message to me dated August 21, 2008, you requested confirmation that Lear had received a stockholder proposal that was allegedly sent to Lear on July 17, 2008. I responded to you by email on August 21, 2008 and indicated that Lear had no record of receiving any stockholder proposal from you for inclusion in the 2009 Proxy Statement. Copies of such email correspondence are attached as Annex I hereto for your reference. Since my email message to you on August 21, 2008, Lear has not received a stockholder proposal from you, and you have not otherwise responded to my August 21, 2008 email message.

As shown by the correspondence attached as Annex I to this letter and described herein, Lear previously has provided you with notice that it has no record of receiving any stockholder proposal from you for inclusion in the 2009 Proxy Statement. Additionally, since the time of such notice, Lear has not received a stockholder proposal from you. As a result, no stockholder proposal referenced in your email messages to me (but not received by Lear as of the date hereof) will be included in the 2009 Proxy Statement. Furthermore, pursuant to Rule 14a-

8(f)(1), Lear will exclude from its 2009 Proxy Statement any stockholder proposal submitted by you in the future for inclusion in the 2009 Proxy Statement, because the Proposal Deadline has passed.

Please note that Lear hereby expressly reserves any and all rights that it may have under Rule 14a-8 or otherwise with respect to any stockholder proposal, and this letter in no way waives such rights.

Please contact me at (248) 447-5123 if you have any questions regarding this matter.

Very truly yours,

Terrence B. Larkin
Senior Vice President, General Counsel
and Corporate Secretary

TBL/jh
Attachment

cc: James A. Stern, Chairman, Nominating and Corporate Governance Committee of the Board of Directors of Lear Corporation
Robert A. Rossiter, Chairman and Chief Executive Officer of Lear Corporation
Bruce A. Toth, Winston & Strawn LLP

Annex I
Email Correspondence dated August 21, 2008

See attached.

Hulett, Janice

From: Larkin, Terrence
Sent: Thursday, August 21, 2008 6:31 PM
To: olmsted
Cc: Harlow, Laurie
Subject: RE: Rule 14a-8 Proposal (LEA)

Dear Mr. Chevedden,

I received your email message below. We have no record of having received a Rule 14a-8 proposal from you on or about July 17, 2008. If you would like to make a Rule 14a-8 proposal, kindly direct your proposal to my attention. My contact information is listed below. Thank you.

Terrence B. Larkin
Senior VP, General Counsel & Corporate Secretary Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Phone: 248-447-5123
Fax: 248-447-5126
E-mail: tlarkin@lear.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, August 21, 2008 12:35 AM
To: Larkin, Terrence
Cc: Harlow, Laurie
Subject: Rule 14a-8 Proposal (LEA)

Mr. Larkin, Please confirm this week that the July 17, 2008 rule 14a-8 proposal was received.
Sincerely,
John Chevedden